Index Shareholders

Board of Directors

Officers

Supervisory and Control Bodies

Conduct and Conflict of Interests

Introduction The Report on the Brazilian Code of Corporate Governance (“Report”), provided for in CVM Resolution No. 80, of 2022, is a document that must be made available within 7 months of the end of the fiscal year by an issuer that (i) is registered with the Brazilian Securities and Exchange Commission (“CVM”), (ii) has securities admitted to trading on the stock exchange by an organized market management entity; and (iii) holds outstanding shares or share depositary receipts.
Inter&Co, Inc. (“Inter&Co” or “Company”) is a legal entity incorporated under the laws of the Cayman Islands, registered as a foreign issuer with the United States Securities and Exchange Commission and the CVM (class A), with Class A Shares traded on the North American Nasdaq stock exchange, and share deposit certificates (BDRs), backed by Class A Shares, traded on B3, the Brazilian stock exchange. Therefore, the Report is mandatory for Inter&Co.

Inter&Co seeks to act in accordance with the best governance practices, through processes that are organized, grounded and aligned with its organizational culture, based on the following pillars: transparency, experience, partnership, safety and innovation.

The continuous adoption of these principles is reflected in Inter&Co's almost complete adherence to the Brazilian Code of Corporate Governance, as follows.

Through the “practice or explain” model, the Report helps stakeholders to monitor the issuers' performance in relation to the principles and practices recommended by the Brazilian Code of Corporate Governance – Listed Companies.

Shareholders

Principle 1.1: “Each share must entitle its owner to one vote” The shares issued by Inter & Co are Class A Common Shares and Class B Common Shares,
which have the same economic rights but different voting rights. While Class A Common Shares entitle their owners to one (1) vote per share, Class B Common Shares entitle their owners to ten (10) votes per share. Class B
1.1.1: “The share capital of the company mustconsist only of common shares”
Common Shares issued by Inter&Co are not admitted to trading in a stock exchange and are owned entirely by the controlling shareholder of Inter&Co (Costellis International Limited). Only Class A Shares are traded on Nasdaq and back Brazilian depositary receipts (BDRs Level II)traded on B3. The structure with super-voting shares was established to enable Inter&Co’s strategy of growth and value generation, since it allows possible new share offerings to raise money without impacting Inter&Co’s control, complying with the regulations of the Brazilian Central Bank applicable to Banco Inter S.A., an indirect subsidiary of the Company, according to which financial institutions must have and maintain a defined controlling shareholder.

Principle 1.2: “The shareholders’ agreements shall not transfer to the parties the decisions on matters which are the responsibility of the board of directors, officers or the fiscal council”
RECOMMENDED PRACTICES PRACTICES OF THE COMPANY
The shareholders’ agreement currently in force 1.2.1: “shareholders’ agreements shall not bind the exercise of voting rights by any administrator does not bind the exercise of voting rights by any or member of the supervisory and control administrator or member of the supervisory and bodies” control bodies. 1.3.1: “officers shall use the general meeting to communicate the conduct of the company’s businesses, and therefore management shall publish a proxy statement to facilitate and encourage participation in general meetings” The Company publishes a proxy statement whichis made available to shareholders when general meetings are called. General meetings are held online and in-person to encourage and facilitate the participation of shareholders who may also choose to send their votes in advance based on the information made available in the proxy statement. 1.3.2: “the minutes shall allow for a full understanding of the discussions held at the general meeting, even if made in the form of a summary, and bring the identification of the votes cast by the shareholders”
The minutes of the general meetings present a summary of the resolutions approved by the shareholders.

1.4.1: “the board of directors shall make a critical analysis of the advantages and disadvantages of the defense measure and its characteristics, and above all the triggers and price parameters, if applicable, explaining them” 1.4.2: “clauses that make it impossible to remove the measures from the Bylaws, the so-called ‘stone clauses’, should not be used” 1.4.3: “if the Bylaws determine that a public Offer for the acquisition of shares (OPA) shall be carried out wherever a shareholder or group of shareholders reaches a relevant participation in the voting capital, the rule for determining the price of the Offer shall not impose premium increases substantially above the economic or market value of the shares” Inter&Co's share structure, explained in item 1.1.1,prevents opportunistic acquisitions of control or a significant portion of the voting power of the Company's shares, while preserving the liquidity of class A common shares. Class B common shares concentrate approximately 80% (eighty percent) of the voting power and are not admitted to trading on a stock exchange. In case of transfer of control, the new controllingshareholder must make an offer for the acquisition of class A common shares, assuring their holders the right to sell them for an amountequivalent to the weighted average price per share paid by the new controlling shareholder to acquire the shares who assured the control (see additional information in the comments to item 1.5).

1.5.1: “the company’s Bylaws shall establish that:
(i) transactions involving the direct or indirect transfer of control shall be accompanied by a public offer for the acquisition of shares (OPA)addressed to all shareholders, for the same price and conditions obtained by the selling shareholder; (ii) managers shall express their opinion on the terms and conditions of corporatereorganizations, capital increases and other transactions that give rise to a change in control, and state whether they ensure fair and equitabletreatment to the company’s shareholders”

The Company’s Memorandum and Articles of Association ensure the right of tag along to shareholders in case of sale of share control (articles 5.9 and 10-A).
In addition, pursuant to article 5.8 of the Memorandum and Articles of Association, the Company's Board of Directors must assess and only approve corporate reorganizations that guarantee holders of Class A common shares theright to receive, as applicable: (i) the same remuneration attributed to Class B common shares; or (ii) the same form of consideration attributed to holders of Class B common shares (adjusted, in the case of delivery of shares or equivalent consideration, in order to consider the different rights existing between the classes of shares).

1.6.1: “the Bylaws shall provide that the board of directors gives its opinion in relation to any OPA Article 5.9 of the Company’s Memorandum and having as its object shares or securities Articles of Association provides that is the convertible or exchangeable for shares issued by competence of the Board of Directors to decide the company, which must contain, among other on the approval of OPAs structured through relevant information, the opinion of the contracts to which the Company is a party. management on eventual acceptance of the OPA and on the economic value of the company” Principle 1.7: “The company’s profit allocation policy shall respect the economic and financial characteristics of the business – cash Generation and investment needs – and be known to all stakeholders, shareholders and investors” Currently, the Company does not have a profit allocation policy approved by the Board of1.7.1: “the company shall prepare and disclose the Directors. However, the Company’s profit allocation policy defined by the board of Memorandum and Articles of Association directors. Among other aspects, such a Policy (“Mem&Arts”) establish the rules regarding the shall provide for the periodicity of dividend payment of dividends. The Mem&Arts grant payments and the reference parameter to be directors the authority to determine the payment used to define the respective amount of dividends. The General Meeting can also (percentages of adjusted net income and free approve the payment of dividends by ordinary cash flow, among others)” resolution, provided in this case the dividends cannot exceed the amount recommended by the directors.

1.8.1: “the Bylaws shall clearly and precisely identify the public interest that justified the Not applicable, considering that Inter&Co is not a creation of the government-controlled company, government-controlled company. in a specific chapter” 1.8.2: “the board of directors shall monitor the company’s activities and establish policies, mechanisms and internal controls to determine Not applicable, considering that Inter&Co is not a the possible costs of serving the public interest government-controlled company.
and possible reimbursement of the company or other shareholders and investors by the controlling shareholder”

2. Board of Directors Chapter 2 - Board of Directors

Principle 2.1: “The board of directors shall exercise its powers and responsibilities taking into consideration the interests of the company, the impacts arising from its activities on society and the environment and the fiduciary duties of its Members, acting as guardian of the principles, values, corporate purpose and the system of the company’s governance”
2.1.1: “the board of directors shall, regardless of other legal, statutory attributions and other practices provided for in the Code: (i) define business strategies, considering the impacts of the company's activities on society and the environment, aiming at the perpetuity of the company and the creation of long-term value;
(ii) periodically assess the company's exposure to risks and the effectiveness of risk management systems, internal controls and the integrity/compliance system and approve a risk management policy compatible with business strategies; (iii) define the company's ethical values and principles and ensure that the issuer maintains transparency in its relationship with all stakeholders; (iv) annually review the corporate governance system, aiming to improve it”

The Board of Directors (i) defines the Company'sbusiness strategy, aiming at its continuity and the creation of value in the long term, (ii) periodically assesses the Company's exposure to risks and theeffectiveness of risk management systems, of internal controls and the compliance system, (iii) defines the Company's ethical values and principles, ensures transparency in the Company's relationship with stakeholders and constantly reviews and improves the Company's corporate governance system.
Additional information on materiality, risk management, integrity and compliance is available on the Company's institutional and investor relations pages.Chapter 2 - Board of Directors

Principle 2.2: “The board of directors shall have members with a diversified profile, an adequate number of independent directors, and a size that allows the creation of committees, the effective debate of ideas and the taking of technical, impartial and reasoned decisions” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.2.1: “the bylaws shall establish that: (i) the board of directors is composed mostly of
external members, with at least one third of
independent members; (ii) the board of
directors must annually assess and disclose who
the independent directors are, as well as (i) Currently, half of the members of Inter&Co's
Board of Directors are independent - 5 (five)
independent members in a board composed of 10
(ten) directors.Chapter 2 - Board of Directors
(ii) Inter&Co’s Board of Directors evaluates the
Independence of directors according to the
parameters established in rules 10A-3 of the
Exchange Act and 5600 of Nasdaq and discloses
who the independent directors are annually in its
Reference Report and in the 20-F, filed with the
CVM and the SEC.
indicate and justify any circumstances that may
compromise their independence” Practiced

RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.2.2: “the board of directors shall approve a nomination policy that establishes: (i) the process for nominating members of the board of The Management Appointment and Evaluation directors, including indicating the participation
Policy, approved by the Company's Board of of other company’s bodies in said process; and Directors, establishes the process for appointing
(ii) that the board of directors must be composed directors, including the participation of the taking into account the availability of time of its Company's bodies in said process, in addition to members to exercise their functions and the the criteria taken into account when choosing diversity of knowledge, experiences, behaviors, the candidates. cultural aspects, age group and gender”
Principle 2.3: “The chairman of the board shall coordinate the activities of the board of directors, seeking the effectiveness and good performance of the board and of each of its members, serving as a link between the board of directors and the CEO” 2.3.1: “the CEO should not accumulate the position of chairman of the board of directors” The Management Appointment and Evaluation
Policy, approved by the Company's Board of
Directors, establishes the process for appointing The Company’s CEO does not accumulate the position of Chairman of the Board of Directors.
directors, including the participation of the
Company's bodies in said process, in addition to
tPracticedhe criteria taken into account when choosing
the candidates. Chapter 2 - Board of Directors

Principle 2.4: “The board of directors must establish periodic performance evaluation mechanisms that contribute to its effectiveness and to the improvement of the company's governance” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.4.1: “The company must implement an annual process for evaluating the performance of the board of directors and its committees, as collegiate bodies, the chairman of the board of directors, the directors, individually considered,and the governance secretariat, if any” The Company has an annual process for evaluating the performance of its senior management, including members of the Board of Directors, its committees, individual directors and the governance secretariat. Practiced Chapter 2 - Board of Directors

Principle 2.5: “The board of directors shall ensure the continuity of the company's management, preventing the succession of its main leaders from ending up affecting the company's performance and destroying its value” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.5.1: “The board of directors shall approve and keep up to date a succession plan for the CEO, whose preparation shall be coordinated by the chairman of the board of directors” There is a Management Succession Policy approved by the Company's Board of Directors, which provides guidelines for the succession of senior management. This policy also takes into account the specific requirements for the succession of senior management of relevant regulated subsidiaries, such as Banco Inter.Chapter 2 - Board of Directors

Principle 2.6: “In order to perform their duties well, the member of the board of directors shall understand the company's business” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.6.1: “the company shall have a previously structured integration program for the new members of the board of directors, so those members are introduced to the company's key people and its facilities and in which essential topics for understanding the company's business are addressed” The Company has an integration program for new senior management members (onboarding), including new members of the Board of
Directors. In this program, new members are introduced to key people in the group, get to know the Company's facilities and receive information about the governance structure and essential topics for understanding the group's businesses. Principle 2.7: “The remuneration of the members of the board of directors shall be aligned with the company's strategic goals, focusing on its perpetuity and the creation of value in the long-term” 2.7.1: “the remuneration of the members of the board of directors must be proportional to the attributions, responsibilities and demand of time. There should be no compensation based on participation in meetings, and the variable compensation of directors, if any, should not be linked to short-term results” The Directors' remuneration is proportional to the attributions and responsibilities of each Director. There is no remuneration based on participation in meetings, nor variable remuneration and/or linked to short-term results. The adjustment of the Directors' compensation based on their attributions and responsibilities takes into account participation in committees and the exercise of the role of Chairman of the Board of Directors. Chapter 2 - Board of Directors

Principle 2.8: “The performance of the board of directors shall be guided by a document containing rules that regulate its structure and form of action” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.8.1: “the board of directors shall have a charter that regulates its responsibilities, attributions and operating rules, including: (i) the attributions of the chairman of the board of directors; (ii) the rules for replacing the chairman of the board in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; and (iv) the definition of a period of time sufficient in advance for the receipt of materials for discussion at the meetings, with adequate depth” The Company's Board of Directors’ Charter establishes the Board's responsibilities, attributions and operating rules. Practiced Chapter 2 - Board of Directors
Principle 2.8: “The performance of the board of directors shall be guided by a document containing rules that regulate its structure and form of action”
RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.8.1: “the board of directors shall have a charter that regulates its responsibilities, attributions and operating rules, including: (i) the attributions of the chairman of the board of directors; (ii) the rules for replacing the chairman of the board in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; and (iv) the definition of a period of time sufficient in advance for the receipt of materials for discussion at the meetings, with adequate depth” The Company's Board of Directors’ Charter establishes the Board's responsibilities, attributions and operating rules. Practiced Chapter 2 - Board of Directors

Principle 2.9: “The board of directors shall adopt a set of actions that promote the effectiveness of its meetings, facilitate the performance of external directors and provide transparency to their performance” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 2.9.1: “the board of directors shall define an annual calendar with the dates of ordinary meetings, which shall not be less than six or more than twelve, in addition to calling extraordinary meetings, whenever necessary. Said calendar shall provide for an annual thematic agenda with relevant matters and dates for discussion” The Board of Directors defines an annual calendar of ordinary meetings, which provides for between six and twelve meetings per year, with at least one per quarter. In addition, extraordinary meetings are called when necessary. The calendar contains the annual agenda with relevant issues scheduled for discussion at each time of the year. 2.9.2: “board meetings shall regularly provide exclusive sessions for external directors, without the presence of executives and other guests, for alignment of external directors and discussion of topics that may create embarrassment” Currently, the Board of Directors is composed only of external directors, half of which are independent Directors. Board of Directors meetings are held only with the presence of independent Directors. 2.9.3: “minutes of the board meetings shall be clearly written and record the resolutions approved, the people attending, the dissenting votes and the abstentions from voting” The minutes of the Board of Directors' meetings record the approved resolutions, attendance and any dissenting votes and abstentions from voting.

3. Officers

Chapter 3 - Officers Principle 3.1: “The officers shall manage the company's business, in compliance with the risk limits and guidelines approved by the board of directors” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.1.1: “the officers shall, regardless of their legal and statutory responsibilities and other practices set forth in the Code: (i) execute the risk management policy and, whenever necessary, propose to the board any needs for revision of this policy, due to changes in the risks to which the company is exposed; (ii) implement and maintain effective mechanisms, processes and programs for monitoring and disclosing the financial and operational performance and the impacts of the company's activities on society and the environment” The officers of the Company and its operating subsidiaries (i) carry out the risk management policy and propose changes to the Board of
Directors when necessary; and (ii) implement and maintain mechanisms for monitoring and disclosing the financial and operational performance of the Company. In addition, the Company monitors the impact of its activities on society and the environment. Additional information about the work carried out is available in the Annual Report and on the institutional page about the Company's ESG activities. 3.1.2: “the officers shall have their own charter that establish the structure, functioning, roles and responsibilities” Inter&Co’s officers charter establishes their structure, functioning, roles and responsibilities. Practiced

Chapter 3 - Officers Principle 3.2: “The process of nominating and filling board and managerial positions should aim at forming a group aligned with the company's ethical principles and values, bearing in mind diversity, including gender, aiming at their occupation by people with complementary skills and qualified to face the company's challenges” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.2.1: “There should be no reservation of board positions or managerial positions for direct appointment by shareholders” There is no reservation of board positions or managerial positions for direct appointment by shareholders. Practiced

Chapter 3 - Officers Principle 3.3: “The CEO and other officers shall be evaluated on performance targets, both financial and non-financial (including environmental, social and governance aspects), in line with the company's values and ethical principles” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.3.1: “the CEO shall be evaluated annually, in a formal process conducted by the board of directors, based on the verification of the achievement of the financial and non-financial performance targets established by the board of directors for the company” As provided for in the Company's Policy for Nominating and Evaluating Managers, the CEO must be evaluated annually, in a formal process conducted by the Board of Directors, based on verification of the achievement of the financial and non-financial performance targets established by the Board of Directors to the Inter Group in the respective fiscal year. Practiced

Chapter 3 - Officers RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.3.2: “the results of the evaluation of the other officers, including the CEO's proposals regarding the goals to be agreed on and the permanence, promotion or dismissal of executives from their respective positions, shall be presented, analyzed, discussed and approved in a board of director’s meeting” As provided for in the Company's Policy for Nominating and Assessing Managers, it is incumbent upon the Board of Directors to carry out the annual assessment of the CEO and other statutory officers, in accordance with the established targets, broken down from the Company's strategic guidelines and goals. Practiced

Chapter 3 - Officers Principle 3.4: “The remuneration of the officers shall be aligned with the company's strategic objectives, with a focus on its perpetuity and the creation of value in the long term” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.4.1: “the remuneration of the officers shall be established through a remuneration policy approved by the board of directors through a formal and transparent procedure that considers the costs and risks involved” As of this date, Inter&Co does not have a remuneration policy formally approved by its Board of Directors. However, as the Company’s officers are remunerated by the Company’s subsidiaries, the Company adopts the practices and criteria of the Banco Inter Managers Remuneration Policy to attribute the officers' remuneration, so that the individual remuneration attributed to each officer takes into account the responsibilities assumed by each of them in their respective functions, as well as the risks inherent to them. The amount of the global compensation of the Company’s officers is approved by the Shareholders’ General Meeting for later individualization. Partially Practiced

Chapter 3 - Officers RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.4.2: “officers’ compensation shall be linked to results, with medium and long-term goals clearly and objectively related to the generation of economic value for the company in the long term” The Officers’ compensation comprises (i) a fixed compensation, (ii) a variable compensation for short-term incentives, (iii) stock-based compensation (medium and long-term) and (iv)
benefits in accordance with the determinations of the Board of Directors and in line with the standards usually applied by the market. Practiced

Chapter 3 - Officers RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.4.3: “the incentive structure must be in line with the risk limits defined by the board of directors and prevent the same person from controlling the decision-making process and its respective supervision. No one should deliberate on their own remuneration” The fixed remuneration of managers aims to attract and retain qualified professionals who can contribute to the growth, success and perpetuity of the Company and takes into account the responsibility of the position held. The short-term variable portion, associated with targets set for each fiscal year, provides the necessary stimulus for the executive and their subordinates to give their best efforts in order to achieve and exceed the Company's targets. The medium and longterm variable portion aligns the interests of the managers with those of the Company, as it seeks to develop in them the feeling of “owner”, as they become shareholders through shares-based compensation programs. Management’s global compensation (Board of Directors and Officers) is approved annually at the Company’s General Meeting. Practiced

Chapter 3 - Officers RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 3.4.3: “the incentive structure must be in line with the risk limits defined by the board of directors and prevent the same person from controlling the decision-making process and its respective supervision. No one should
d
eliberate on their own remuneration” The fixed remuneration of managers aims to attract and retain qualified professionals who can contribute to the growth, success and perpetuity of the Company and takes into account the responsibility of the position held. The short-term variable portion, associated with targets set for each fiscal year, provides the necessary stimulus for the executive and their subordinates to give their best efforts in order to achieve and exceed the Company's targets. The medium and longterm variable portion aligns the interests of the managers with those of the Company, as it seeks to develop in them the feeling of “owner”, as they become shareholders through shares-based compensation programs. Management’s global compensation (Board of Directors and Officers) is approved annually at the Company’s General Meeting. Practiced

4 - Supervisory and Control Bodies

4. Supervisory and Control Bodies Principle 4.1: “The company shall have a statutory, independent and qualified audit committee” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 4.1.1: “The statutory audit committee shall: (i) have, among its attributions, that of advising the board of directors in monitoring and controlling the quality of financial statements, internal controls, risk management and compliance; (ii) be made up mostly of independent members and coordinated by an independent director; (iii) have at least one of its independent members with proven experience in the accounting-corporate, internal controls, financial and auditing areas, cumulatively; and (iv) have its own budget for hiring consultants for accounting, legal or other matters, when the opinion of an external expert is required” The Company's Statutory Audit Committee is composed of 3 (three) independent members of the Board of Directors, among whom one is the financial specialist. Among its responsibilities, the Audit Committee advise the Board of
Directors on monitoring of: (i) the integrity of the Company's financial statements, (ii) internal controls and internal auditing; (iii) independence and performance of the Company's independent auditors; and (iv) the Company's compliance with ethical, legal and regulatory requirements. The Audit Committee is authorized to hire consultants for legal, accounting or other matters, without the need for approval by the Company's Board of Directors. The Committee is provided with funds to pay the fees of these consultants. Practiced

4. Supervisory and Control Bodies Principle 4.2: “The fiscal council, if installed, shall be provided with the necessary resources and management support so that its members can effectively carry out their individual independent supervisory duties” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION
4.2.1: “the fiscal council shall have its own internal regulation that describes its structure, its operation, work program, its roles and responsibilities, without creating embarrassment to the individual performance of its members” The Company does not have a fiscal council. 4.2.2: “the minutes of the fiscal council meetings must observe the same disclosure rules as the minutes of the board of directors” The Company does not have a fiscal council. N/A

4. Supervisory and Control Bodies Principle 4.3: “Independent auditors shall report to the board of directors. This must ensure the independence of the independent auditors in their work” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 4.3.1: “the company shall establish a policy for hiring extra-audit services from its independent auditors, approved by the board of directors, which prohibits the hiring of extra-audit services that could compromise the independence of the auditors. The company should not hire as an independent auditor anyone who has provided internal audit services for the company in the last three years” Inter&Co has a Policy for Hiring Extra-Audit Services that prohibits the hiring of (i) extra-audit services that may compromise the independence of current auditors, (ii) as well as those who have provided services to the Company in the last two (2) years.
4.3.2: “the independent audit team shall report to the board of directors, through the audit committee, if any. The audit committee should monitor the effectiveness of the independent auditors' work, as well as their independence. It shall also assess and discuss the annual work plan of the independent auditor and forward it to the board of directors for consideration” The independent audit team reports to the Company's Board of Directors, more specifically to the Company's Audit Committee. This happens regardless of Board of Directors’ meetings held with the Company’s independent auditors. Practiced

4. Supervisory and Control Bodies Principle 4.4: “The company shall structure its internal audit in a way that is compatible with the size, complexity and risks of its business, and the board of directors is responsible for ensuring the qualification and independence of the professionals of the internal audit team in relation to the officers” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 4.4.1: “the company shall have an internal audit area directly linked to the board of directors”. The Internal Audit area is linked to the Board of Directors through the Statutory Audit Committee ("Audit Committee") which constantly monitors its work, reporting to the Board of Directors. 4.4.2: “if this activity is outsourced, the internal audit services must not be performed by the same company that provides financial statement audit services. The company should not hire for internal audit anyone who has provided independent audit services for the company in the last three years”. The internal audit activity is not outsourced. Practiced N/A

4. Supervisory and Control Bodies Principle 4.5: “The company shall have an appropriate risk management process and maintain internal controls and integrity/compliance programs appropriate to the size, risk and complexity of its activities” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION
4.5.1: “the company shall adopt a risk management policy, approved by the board of directors, which includes the definition of the risks for which protection is sought, the instruments used for this purpose, the organizational structure for risk management, the assessment of the adequacy of the operational structure and internal controls to verify their effectiveness, in addition to defining guidelines for establishing acceptable limits for the company's exposure to these risks” The Company has an Integrated Risk Management Policy (“IRM Policy”), approved by the Board of Directors of Banco Inter, a subsidiary of the Company, which covers Banco Inter and all its subsidiaries. The IRM Policy defines the types of risks for which protection is sought, such as credit risk, liquidity risk, market risk and operational risk, risk management systems, procedures and routines, the duties and skills of those responsible for risk management, in addition to the overall risk appetite statement. Practiced

4. Supervisory and Control RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 4.5.2: “it is up to the board of directors to ensure that the board has mechanisms and internal controls to know, assess and control risks, in order to keep them at levels compatible with the established limits, including an integrity/compliance program aimed at complying with laws, regulations and external and internal norms” The Board of Directors ensures that officers have adequate mechanisms and internal controls to know, assess and control the risks related to the Company's businesses, in order to keep them at levels compatible with the established limits (see response to item 4.5.1). In addition, the Company has a Compliance Policy, which includes its Integrity/Compliance Program, establishing a set of mechanisms and procedures for prevention, detection and response in its performance (i) in the fight against corruption, fraud and misconduct; and (ii) compliance with external and internal laws, regulations and standards 4.5.3: “the officers shall assess, at least annually, the effectiveness of the risk management and internal control policies and systems, as well as the integrity/compliance program and eport to the board of directors on this assessment” The evaluation and the update or revalidation of the Company's policies are carried out annually. Practiced

5 - Conduct and Conflict of Interests

Chapter 5 - Conduct and Conflict of Interests Principle 5.1: “The company shall have a code of conduct that promotes its ethical values and principles and reflects the organizational identity and culture, and a reporting channel to receive criticism, questions, complaints and reports” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.1.1: “the company shall have a conduct committee, endowed with independence and autonomy and linked directly to the board of directors, in charge of implementing, disseminating, training, reviewing and updating the code of conduct and the reporting channel, as well as carrying out investigations and proposal of corrective measures related to violations of the code of conduct” The group's governance structure has a
Committee linked to the Board of Directors, whose responsibilities are: (i) to define and formalize the penalty levels referring to any deviation from ethical conduct, including internal or external collaborators; (ii) receive a summary of complaints received through the Ethics Channel or directly by members of the Ethics Committee; (iii) analyze complaints received in the Ethics Channel; (iv) evaluate the classification and treatment suggested by the People to Business area; (v) evaluate and deliberate on possible disciplinary measures for cases of misconduct; (vi) in cases of infractions and serious violations recommend preventive and corrective action plans; and (vii) evaluate and resolve on the closure of reported cases. Partially Practiced

Chapter 5 - Conduct and Conflict of Interests RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.1.2: “the code of conduct, prepared by the board of directors, with the support of the conduct committee, and approved by the board of directors, shall: (i) discipline the company's internal and external relations, expressing the commitment expected from the company, its directors, officers, shareholders, employees, suppliers and stakeholders with the adoption of appropriate standards of conduct; (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, the audit committee or the conduct committee, if any, which, as the case may be, is in conflict; (iii) clearly define the scope and extension of actions aimed at investigating the occurrence of situations understood as being carried out with the use of privileged information (for example, use of privileged information for commercial purposes or to obtain advantages in the negotiation of securities); (iv) establish that ethical principles underlie the negotiation of contracts, agreements, proposals to amend the bylaws, as well as the policies that guide the entire company, and establish a maximum value of goods or services from third parties that managers and employees can accept for free or as a favor” The Company's Code of Conduct and Ethics (“Code of Conduct”) contains a set of guidelines aimed at ensuring the credibility and security of the Company's relationships. In addition to providing guidelines for conduct in relation to the internal public, the Code of Conduct also provides guidelines for conduct in relation to the external public, including customers, public authorities and official bodies, the community, shareholders, unions, among others. The Code of Conduct also addresses the Ethics
Channel, one of the mechanisms aimed at ensuring ethical conduct within the Company and the consequences of violating the established principles and guidelines. Practiced

Chapter 5 - Conduct and Conflict of Interests RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.1.3: “the reporting channel shall be endowed with independence, autonomy and impartiality, operating within operating guidelines defined by the officers and approved by the board of directors. It must be operated independently and impartially, and guarantee the anonymity of its users, in addition to promoting, in a timely manner, the necessary investigations and measures. This service may be entrusted to a third party of recognized capacity” Inter's Ethics Channel, available at https://canaldeetica.com.br/interco/, is an exclusive channel for safe and, if desired, anonymous communication of conduct considered unethical or that violates ethical principles and standards of conduct and/or current legislation. The information registered in the Ethics Channel is received by an independent and specialized company, ensuring absolute secrecy and the appropriate treatment of each situation by the Company's senior management, without conflict of interests. The report can be made through the website, available in English and Portuguese, or by telephone, 24 hours a day, 7 days a week. Practiced

Chapter 5 - Conduct and Conflict of Interests Principle 5.2: “The company must establish mechanisms to deal with situations of conflict of interest in the company's management or at general meetings” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.2.1: “the company's governance rules must ensure the separation and clear definition of functions, roles and responsibilities associated with the mandates of all governance agents. The decision-making authority for each instance must also be defined, with the aim of minimizing possible sources of conflict of interests” The separation and definition of duties, roles and responsibilities associated with governance agents is carried out through the establishment of competences and pre-defined powers in the Memorandum and Articles of Association, internal regulations and policies of the Company, with the objective of minimizing possible sources of conflicts of interest. Practiced

Chapter 5 - Conduct and Conflict of Interests RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.2.2: “the company's governance rules shall be made public and determine that the person who is not independent in relation to the matter under discussion or deliberation in the company's management or supervisory bodies must timely manifest their conflict of interests or private interest. If it does not do so, these rules shall provide for another person to manifest the conflict, if they are aware of it, and that, as soon as the conflict of interests in relation to a specific topic is identified, the person involved withdraws, including physically, from the discussions and deliberations. The rules must provide for this temporary removal to be recorded in minutes” The Company's governance rules, among which the Policy for Transaction with Related Parties (“TRP Policy”) determine that the person who is not independent in relation to the matter under discussion or resolution in the Company's management or supervisory bodies cannot participate in said discussion and/or deliberation. Thus, for example, only members of the Audit Committee who do not have a conflict of interest will be able to review transactions with related parties of the Company. In addition, the Charter of the Board of Directors provide that the Director must express his conflict of interests and refrain from discussing and voting on the matter. The Charter of the Officers also provide that the Officer must express his conflict of interests and refrain from discussing and voting on the matter. Practiced

Chapter 5 - Conduct and Conflict of Interests RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.2.3: “the company must have mechanisms for managing conflicts of interest in resolutions submitted to general meetings, to receive and process allegations of conflicts of interest, and for annulment of votes cast in conflict, even after the conclave” Inter&Co adopts mechanisms for managing conflicts of interest in votes cast at general meetings. Practiced

Chapter 5 - Conduct and Conflict of Interests Principle 5.3: “The company shall have governance policies and practices aimed at ensuring that any transaction with a related party is always carried out in the best interest of the company, with full independence and absolute transparency”
RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.3.1: “the bylaws shall define which transactions with related parties must be approved by the board of directors, excluding any members with potentially conflicting interests” The Company’s Memorandum and Articles of Association establish that it is incumbent upon the Board of Directors to exercise all the Company's powers, with the exception of those that require prior approval by the General
Meeting. The Board of Directors’ Charter and the TRP Policy establish that the Board of Directors is responsible for approving transactions with related parties with an amount greater than R$40,000,000.00 (individually or as a result of a set of related transactions), and the directors with conflicting interests shall abstain from voting. Finally, it is incumbent upon the Company's Audit Committee to review the conditions of transactions carried out with related parties. Practiced

Chapter 5 - Conduct and Conflict of Interests RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.3.2: “the board of directors shall approve and implement a policy for transactions with related parties, which includes, among other rules: (i) provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors will request officers to provide market alternatives to the transaction with related parties in question, adjusted by the risk factors involved; (ii) prohibiting forms of remuneration for advisors, consultants or intermediaries that generate a conflict of interest with the company, managers, shareholders or classes of shareholders; (iii)
prohibition of loans in favor of the controlling shareholder and managers; (iv) hypotheses of transactions with related parties that must be supported by independent appraisal reports, prepared without the participation of any party involved in the transaction in question, be it a bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties; (v) that corporate restructurings involving related parties must ensure equal treatment for all shareholders” The TRP Policy establishes the prerogative of the
Board of Directors to request market alternatives to the transaction with related parties in question. The TRP Policy also has other established mechanisms and controls to ensure that transactions with related parties are carried out under market conditions. Practiced Partially
Practiced

Chapter 5 - Conduct and Conflict of Interests Principle 5.4: “The trading of shares or other securities issued by the company itself by shareholders, managers, members of the fiscal council and other statutory bodies, and any person with access to information shall be guided by principles of transparency, equity and ethics” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.4.1: “the company shall adopt, by resolution of the board of directors, a policy for trading securities issued by the board of directors, which, additionally to promote compliance with the rules set forth by CVM regulations, establishes controls that enable the monitoring of the negotiations carried out, as well as the investigation and punishment of those responsible in case of non-compliance with the policy” Inter&Co adopted, by resolution of its Board of Directors, an Insider Trading Policy, applicable to all directors, officers and employees of the Company and its subsidiaries that are directly or indirectly controlled by the Company. Practiced

Chapter 5 - Conduct and Conflict of Interests Principle 5.5: “Management shall ensure that managers and other employees understand, in a clear and objective manner, the principles and rules regarding contributions and donations of money or goods to philanthropic, cultural, social, environmental projects or political activities” RECOMMENDED PRACTICES PRACTICES OF THE COMPANY JUSTIFICATION 5.5.1: “In order to ensure greater transparency regarding the use of company resources, a policy on voluntary contributions, including those related to political activities, shall be prepared, to be approved by the board of directors and executed by the officers, containing clear and objective principles and rules” Inter&Co has a Private Social Investment Policy, applicable to the Company and its subsidiaries, with the aim of ensuring that there is planning, solidity and transparency in transfers to social projects selected to receive support. 5.5.2: “the policy should provide for the board of directors to be the body responsible for approving all disbursements related to political activities” According to item 6.7 of the Private Social Investment Policy, the Company's Board of Directors is responsible for approving contributions involving a public body. 5.5.3: “the policy on voluntary contributions by companies controlled by the State, or that have repeated and relevant commercial relations with the State, must prohibit contributions or donations to political parties or persons linked to them, even if permitted by law” Not applicable, given that Inter&Co is not a company controlled by the State nor does it have repeated and relevant commercial relationships with the State. Practiced N/A

Inter&co